SAMSUNG ELECTRONICS

03 JAN -7 AM 8:16

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7721 , FAX : 727-7360

December 31, 2002

03003147

Securities and Exchange Commission
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Ladies and Gentlemen:

The following three announcements were provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Daniel Kim
Associate
Investor Relations

dlw 1/22

December 31, 2002

Sale of Combo Pick-Up Equipment and Facilities

Details

SEC is to sell its Combo Pick-Up related assets (equipment, facilities, metallic molds) to Samsung Electro-Mechanics, and will now focus its resources on next generation Ultra-Slim / DVD Recorder technology.

※ Combo Pick-Up technology recognizes digital signals used in DVD ROM players and CD RW recorder devices.

- The sales will total KRW 7.3 Bn.
  - Facilities: KRW 6 Bn., metallic molds: KRW 1.3 Bn.

- The contract was made on December 30, 2002

Purpose

- The sale is intended to channel SEC's resources to the development of the next generation Pick-Up technology (Ultra-Slim / DVD Recorder).

- Selling equipment such as performance testers will enable SEC to reduce maintenance costs.

###

SAMSUNG

December 31, 2002

Investment in Semiconductor Line 12

Details

- The investment aims to expand capacity for the mass production of 12" wafers (13,000 per month).

- The investment is expected to total KRW 1,467.1 Bn.
  - Equipment: KRW 878 Bn., Construction: KRW 367 Bn., Other: KRW 222.1 Bn.

- The construction will begin in 1Q03 and line 12 is expected to begin mass production in 3Q03.

Effects

- The investment is expected to enable SEC to respond quickly to market demands, improve cost competitiveness, and strengthen its technological leadership over its competitors.

###

SAMSUNG

December 31, 2002

SEC Participates in SCIC's Rights Issue

Background

- SEC has decided to take part in a rights issue by Samsung China Investment Corporation (SCIC).

- Currently SEC owns 100% of SCIC stakes.
  - The rights issue will enable SCIC to own more than 10% of the stakes in SEC's manufacturing subsidiaries in China.
  - Chinese laws require SCIC to own more than 10% of stakes of SEC manufacturing subsidiaries located in China, otherwise SCIC is not allowed to sell goods produced by such subsidiaries.

Details

- Rights to be issued: US$ 20.646 Mn.
- SEC will purchase all the rights to be issued.

Comparison

	Current	Allocated rights	Post capital increase
SEC holding of SCIC stakes	100%	100%	100%
Investment	US$ 42.65 Mn.	US$ 20.646 Mn.	US$ 63.296 Mn.

###